Exhibit 99.1

Arbe Announces Q3 2022 Financial Results

TEL AVIV, Israel, Nov. 14, 2022 - Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in next-generation 4D Imaging Radar Solutions, today announced financial results for its third quarter ended September 30, 2022.

Recent Highlights:

●	Arbe is on track to full production, with a first mass quantity commercial preliminary order from HiRain Technologies, the leading Chinese ADAS Tier 1 supplier, which has ordered 340,000 Arbe radar chipsets for 2023 and 2024. This quarter, Arbe and HiRain were selected to provide perception radars for autonomous trucks and automated guided vehicles (AGVs) across ports in China. Autonomous trucking is one of the fastest growing segments in the industry and is expected to lead the autonomous vehicle revolution. Together with HiRain, Arbe will help provide safety to this transformative market.

●	Arbe was selected by Veoneer, a leading active safety Tier 1, for its next generation radar. After five years of extensive research among 4D radar companies, Veoneer selected Arbe to provide the automotive industry with revolutionary radar-based solutions based on Arbe’s chipsets. Veoneer has produced over 50 million radars to date, and the next generation radar with Arbe is expected to be in pre-production by mid-2023.

●	Arbe’s Lynx Surround Imaging Radar wins AutoSens Brussels award for Hardware Development of the Year

“Our relationships with industry-leading tier 1s Veoneer, Valeo, HiRain, and Wiefu are strengthening. The significant preliminary order from HiRain is an auspicious beginning, moving Arbe into the mass production phase. With the announcement of Arbe’s selection by Veoneer for its next-generation radar, and the promising engagement of tier 1s in requests for proposal (RFPs) and requests for quotation (RFQs) from major OEMs, we have every reason to expect that these relationships with tier 1s will broaden our reach and accelerate our path to market,” said Kobi Marenko, Arbe’s Chief Executive Officer.

“Arbe is aware of the changing market conditions across the entire automotive industry and exceedingly well prepared for them. We have proactively adjusted our production timeline and reduced costs ensuring our resiliency in a time of uncertainties. We are confident that our strong balance sheet and adjusted cost structures will support our progress until market conditions stabilize and we reach the breakeven point,” Marenko concluded.

Third Quarter 2022 Financial Highlights

Revenues for Q3 2022 were $1.3 million, an increase from $0.6 million in Q3 2021. Backlog as of September 30, 2022, was $0.3 million. Gross margin in Q3 2022 was 72.5%, compared to 30.3% in Q3 2021, primarily related to economy of scale, revenue mix and lower cost per unit as we progress toward production.

Operating expenses in Q3 2022 were $11.8 million, compared to $8.5 million in Q3 2021. The increase in operating expenses was primarily driven by non-cash share-based compensation expenses, labor cost increase, and to a lesser extent, expenses associated with Arbe being a publicly traded corporation, partially offset by decrease in research and development materials. As a result, our operating loss increased from $8.3 million to $10.9 million.

Net loss in Q3 2022 was $9.9 million, compared to a net loss of $13.3 million in Q3 2021. The net loss in Q3 2022 included financial income of $1.0 million compared to $5.0 million of financial expenses in Q3 2021. Q3 2022 financial income resulted from interest deposits and favorable exchange rate revaluations partially offset by warrants revaluation expenses.

Adjusted EBITDA in Q3 2022, a non-GAAP measurement which excludes share-based compensation and non-recurring public offering expenses, yielded a loss of $8.4 million, compared to a loss of $8 million in Q3 2021.

Balance Sheet & Liquidity

As of September 30, 2022, Arbe had $63.2 million in cash and cash equivalents with no debt.

Outlook

The Company revises its expectation for 2022 revenue to be in the range of $4 million to $7 million, compared to a prior range of $7 million to $11 million. At this stage, our revenues are based mainly on samples sales that can shift between quarters. Adjusted EBITDA remain in the range of $34 million loss to $38 million loss.

Virtual Event Details

Arbe will host a live video webinar on Monday, Nov. 14 at 8:30 a.m. Eastern Time to discuss the company’s third quarter 2022 financial results.

●	Please register in advance via this site to receive the event’s webcast link

●	Log-in instructions will be available after registering for the event

●	A replay will be made available on the website following the call

Arbe encourages participants to use the webcast link, as there will be several videos and live presentations during the webinar, though audio will be supported as well. To join the webinar via telephone, please use this site to register.

An archived replay will be made available from Arbe’s Investor Relations website at https://ir.arberobotics.com.

About Arbe

Arbe (Nasdaq: ARBE), the global leader in Perception Radar Chipset Solutions, is spearheading a revolution in sensing, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. A critical sensor for L2+ and higher autonomy, Arbe solutions are 100 times more detailed than the most advanced radars on the market, providing full sensing coverage around the vehicle. Arbe has been selected by leading Tier 1s and car manufacturers to deliver advanced sensing and paradigm-changing perception to a wide range of vehicles and applications across the U.S., Europe, and Asia. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of $11 billion in 2025. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release and the earnings call contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project, ” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release are based on Arbe’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (ii) Arbe’s ability to have products manufactured for it by third parties that meet Arbe’s and its customers quality standards and delivery requirements;; (iii) Arbe’s ability to leverage its existing relationships and secure orders resulting from the test programs; (iv) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (v) Arbe’s ability to meet is timetable both to achieve full production and to meet the delivery requirements of its customers; (vi) the development of safe autonomous vehicles that include Arbe’s radar systemse;ms (vii) Arbe’s expectation that it will continue to obtain orders from Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution; (viii) the effect of inflation and supply chain issues on Arbe’s cost and its development schedule, including Arbe’s ability to obtain semiconductor products when needed and at a reasonable price; (ix) Arbe’s ability to price its products in a manner to enable it to operate profitably; (x) Arbe’s expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (xi) Arbe’s belief that the Arbe Radar Chipset and Lynx Surround Imaging Radar herald a breakthrough in radar technology that provide Tier 1 suppliers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xii) Arbe’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xiii) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufactures; (xiv) Arbe’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xv) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xvi) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xvii) the failure of the markets for Arbe’s current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xviii) unexpected delays or difficulties related to the development of Arbe’s technologies and products; (xix) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xx) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xxi) changes or inaccuracies in market projections; (xxii) changes in Arbe’s business strategy; and (xxiii) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission, or SEC, on March 31, 2022 and in Arbe’s prospectus dated June 22, 2022, which was filed by Arbe with the SEC on June 23, 2022, and its prospectus dated July 11, 2022, which was field by Arbe with the SEC on July 19, 2022, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this press release.

Contact:

Miri Segal

msegal@ms-ir.com

917-607-8654

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2022		December 31, 2021
Current Assets:	(Unaudited)		(Audited)
Cash and cash equivalents	63,212		100,811
Restricted cash	143		125
Short Term Deposits	400		-
Trade Receivable	2,094		187
Prepaid expenses and other receivables	1,492		3,058
Total current assets	67,341		104,181

Non-Current Assets
Operating lease right-of-use assets	536		-
Property and equipment, net	1,683		1,165
Total non-current assets	2,219		1,165

Total assets	69,560		105,346

Current liabilities:
Short term loan	-		4,916
Trade payables	1,712		2,005
Operating lease liabilities	384		-
Employees and payroll accruals	2,086		3,095
Deferred revenues	351		726
Accrued expenses and other payables	2,609		4,725
Total current liabilities	7,142		15,467

Long term liabilities
Operating lease liabilities	73		-
Warrant Liability	4,992		10,056
Total long-term liabilities	5,065		10,056

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	206,382		199,469
Accumulated Deficit	(149,029)		(119,646)
Total shareholders’ equity	57,353		79,823

Total liabilities and shareholders’ equity	69,560		105,346

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	1,256	628	3,368	1,729
Cost of revenues	345	438	1,066	1,116
Gross Profit	911	190	2,302	613

Operating Expenses:
Research and development, net	8,566	7,432	25,904	16,984
Sales and marketing	1,068	390	3,427	1,137
General and administrative	2,169	674	6,587	1,793
Total operating expenses	11,803	8,496	35,918	19,914

Operating loss	(10,892)	(8,306)	(33,616)	(19,301)

Financial expenses (income), net	(959)	4,980	(4,233)	22,944
Net loss	(9,933)	(13,286)	(29,383)	(42,245)

Basic and diluted net loss per share attributable to Ordinary Shareholders	(0.16)	(1.35)	(0.46)	(4.40)
Weighted-average number of shares used in computing basic and diluted net loss per share attributable to Ordinary Shareholders*	63,623,063	9,870,469	63,341,817	9,596,666

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Cash flows from operating activities:	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Loss	(9,933)	(13,287)	(29,383)	(42,245)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	132	97	349	246
Stock-based compensation	2,240	176	6,377	488
Warrants to service providers	106	19	272	56
Revaluation of warrants and accretion	387	612	(4,761)	4,738
Revaluation of convertible loan	-	4,160	-	17,866

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	(1,075)	186	(1,907)	(162)
Decrease (increase) in prepaid expenses and other receivables	903	198	1,566	(74)
Operating lease ROU assets and liabilities, net	(4)	-	(79)	-
Increase (decrease) in trade payables	20	822	(585)	1,645
Increase (decrease) in employees and payroll accruals	(1,226)	183	(1,009)	965
Increase (decrease) in deferred revenue	(40)	(70)	(375)	665
Increase (decrease) in accrued expenses and other payables	411	140	(2,116)	331
Net cash used in operating activities	(8,079)	(6,764)	(31,651)	(15,481)

Cash flows from investing activities:
Change in bank deposits	-	2,000	(400)	100
Purchase of property and equipment	(51)	(247)	(576)	(687)
Net cash provided by (used in) investing activities	(51)	1,753	(976)	(587)

Cash flows from financing activities:
Repayment of long-term loan	-	(1,724)	-	(2,639)
Proceeds from short term loan	-	4,733	-	4,733
Payment of deferred transaction costs	-	(57)	-	(117)
Repayment of short-term loan	-	-	(5,218)	-
Proceeds from exercise of warrants	-	1,170	-	3,637
Proceeds from exercise of options	49	115	264	212
Proceeds from convertible loan	-	-	-	11,337
Net cash provided by (used in) financing activities	49	4,237	(4,954)	17,163
Increase (decrease) in cash, cash equivalents and restricted cash	(8,081)	(774)	(37,581)	1,095
Cash, cash equivalents and restricted cash at the beginning of period	71,436	4,823	100,936	2,954
Cash, cash equivalents and restricted cash at the end of period	63,355	4,049	63,355	4,049

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(9,933)	(13,286)	(29,383)	(42,245)

Add:
Stock-based compensation	2,240	176	6,377	488
Warrants to service providers	106	19	272	56
Revaluation of warrants and accretion	387	612	(4,761)	4,738
Revaluation of convertible loan	-	4,160	-	17,866
Non-recurring initial public offering expenses	-	-	130	-

Non-GAAP net loss	(7,200)	(8,319)	(27,365)	(19,097)

Basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders	(0.11)	(0.84)	(0.43)	(1.99)

Weighted-average number of shares used in computing basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders*	63,623,063	9,870,469	63,341,817	9,596,666

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(9,933)	(13,286)	(29,383)	(42,245)

Add:
Financial expenses (income), net	(959)	4,980	(4,233)	22,944
Depreciation	132	97	349	246
Stock-based compensation	2,240	176	6,377	488
Warrants to service providers	106	19	272	56
Non-recurring initial public offering expenses	-	-	130	-
Adjusted EBITDA	(8,414)	(8,014)	(26,488)	(18,511)